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                             Sub-Advisory Agreement

      This Agreement is made as of the first day of January, 1991, by and between Lincoln National Investment Management Company ("LNIMC"), an Illinois corporation, and Modern Portfolio Theory Associates, Inc. ("MPT"), a Delaware corporation.

      In consideration of the mutual promises set forth below, the parties agree as follows:

      1. MPT will furnish to LNIMC such services as LNIMC may request in connection with LNIMC's performance of its obligations under its contract with The Lincoln National Life Insurance Company ("LNL") to provide investment advisory services with respect to LNL's non-registered separate accounts. LNIMC will continue to have responsibility for all services under its contract with LNL.

      2. For its services hereunder, MPT shall be paid a monthly fee based on the schedule attached as Exhibit A.

      3. This Agreement may be terminated by either party at any time upon not less than thirty (30) days prior written notice to the other party. This Agreement will terminate automatically in the event of its assignment. No termination of this Agreement will affect the terms of the contract between LNIMC and LNL. In the event of the assignment or termination of LNIMC's advisory contract with LNL, this Agreement will terminate automatically.

      Termination of this Agreement pursuant to this Section 3 shall be without the payment of any penalty.

      4. This Agreement shall remain in effect for one year from the date hereof and will be automatically extended for additional one year terms on each anniversary date hereof unless terminated by either of the parties hereto by written notice to the other given at least thirty days prior to such termination.

      5. MPT represents that it is a registered investment adviser under the Investment Advisers Act of 1940, as amended. MPT shall promptly notify LNIMC in writing if it shall fail to be registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and under the laws of any jurisdiction in which MPT is required to be registered as an investment adviser in order to perform its obligations under this Agreement.

      6. This Agreement shall supersede and replace any agreement heretofore made and entered into by and between LNIMC and MPT regarding MPT providing investment advisory services for LNIMC with respect to LNL's non-registered separate accounts.
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      IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

                                       Lincoln National Investment
                                       Management Company



Date: September 12, 1991               By: /s/ Jon A. Boscia
                                           -------------------------------------
                                           Jon A. Boscia
                                       Its: President



                                       Modern Portfolio Theory
                                       Associates, Inc.


Date: 9/13/91                          By: /s/ Craig J. Lazzara
                                           -------------------------------------
                                           Craig J. Lazzara
                                       Its: President


                                      -2-
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                                    Exhibit A


      The investment management fee will be .20% per annum applied to the market value of assets under management of MPT. Assets under management are valued as of the last business day of each month.